Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: July 20, 2021

On July 16, 2021, Adam Sachs, the Co-founder and Chief Executive Officer of Vicarious Surgical Inc., participated in an interview with Tom Salemi, host of the DeviceTalks podcast. A copy of the transcript of the interview is set forth below:

<<Tom Salemi, Host, DeviceTalks podcast>>

Well, Adam Sachs, welcome back to the podcast.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Thanks so much for having me, Tom.

<<Tom Salemi, Host, DeviceTalks podcast>>

It’s been a crazy time. We joked before I pushed record that we were trying to remember when we spoke last. It seemed like three months ago, it was actually last August. And I encourage everyone to go back to our August Device Talks to get the sort of phase one of the vicarious story.

<<Tom Salemi, Host, DeviceTalks podcast>>

But a lot has happened since August. At the time I thought you were sort of just this rising robotics upstart. And then I see the SPAC deal, and now you’ve got headquarters and a full executive team. It’s just, you’re traveling at warp speed right now. Did you anticipate all of this happening? And we’ll go over each item individually, but what’s this year like been for you?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Well, first of all, it’s really incredible that it’s been almost a full year since we last talked. It’s been an amazing year for us, as you rightly pointed out. Did anticipate this, things going, the question?

<<Tom Salemi, Host, DeviceTalks podcast>>

That was the question, yeah.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Anticipate is, I’d say, not the word I’d use, right? You always built for this to happen, right? None of it happens by accident. It happens because we all built it. But this is, of course, what we’d all been hoping for and building towards. So I feel incredibly privileged to be where we are now and be able to take our company public, bring in almost a half a billion dollars of proceeds so that we can fund our journey all the way through clearance and commercialization.

<<Tom Salemi, Host, DeviceTalks podcast>>

Well, I do encourage folks to go back and listen to our August podcast. But I know many folks are on a treadmill or out walking their dog, and it’s hard to find those old episodes when you’re on your phone. So let’s help them out by telling them a bit about the Vicarious Surgical approach, your robotic surgery company. Obviously, we talked in the last podcast about these, the legacy systems that are in place, intuitive and such. How is Vicarious different than those?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

It really comes down to our robotic actuators. With legacy, multi-incision surgical robots, they have something called coupled motion in the actuators. So that coupled motion essentially means that each of the joints when you move them moves the other joints as well, and you need to correct that with software.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Most of what we spent the last seven years inventing and developing into a product is these decoupled actuators that allows us to architect a different system. Where we no longer have this exponential build-up of force. So that lets us go from just a wrist inside the abdomen with legacy systems to nine degrees of freedom inside the abdomen with our robot. We fully mimic wrists, elbows and shoulders of the surgeon and do all of that through a single 15 millimeter incision, a normal laparoscopic incision.

<<Tom Salemi, Host, DeviceTalks podcast>>

Wow, that’s outstanding. So when we talked you were preclinical at the time. I believe you’re, well, you are still preclinical as far as I know. But what is your, give us an update on the state of your robot in a regulatory fashion and a development fashion. We’ll talk about the advances that the company has made next.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So the way I like to think about it is we’re about seven years into a nine-year journey to market here. We are a bit over two years away from the regulatory filing, and we’re still doing kind of our final data. Or, sorry, our initial beta units finalizing that design, all of the features. The way I really like to phrase that is it’s more like the product looks and feels like our product will when we launch, but it has a lot of rough edges that really matter a lot in surgery, right?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Surgeons are rightly the most demanding customers in the world, and they demand perfection from their instruments. So we’re taking the next year to do that. And then the year after will be about getting the appropriate data as required by the FDA, and proving out that our device is safe and effective. And we’ll be submitting the filing late 2023.

<<Tom Salemi, Host, DeviceTalks podcast>>

So let’s talk about your SPAC. How did that come to play? We’ve seen the stream of them. You’re not the only one that’s been able to use that vehicle to go public. It’s taken some very interesting companies. Again, some were, I thought, earlier stage, but some that had products in the market. I’d love to understand how that came together. I imagine they approached you. Imagined, would love to know what was the process after they approached you. And how do you just, how did you decide that this was the right move for your company at this time?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, so SPACs have a really interesting place in the world. Where they really bring a SPAC sponsor, who has cash in trust that is the SPAC, but also experience from that SPAC sponsor. And they can actually take that experience, bring it to your company, and use it to not only support you once post-merger, but help diligence when they’re on the buy-side pre-merger.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So it’s enabled companies, like ours, that we really feel is kind of the perfect example of a stackable company. Is a company that spent seven years developing the technology would probably be going public via conventional IPO in a year from now, has good use for a very large amount of capital, and actually needs that capital to develop. Has all the upside that warrants the investment.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

And it allows that SPAC sponsor, D8 in our case, to come in, use their robotics expertise, their network. They sent surgeon after surgeon to come visit our facility and talk with us and do diligence and sent an expert that led one of our competitor’s commercial efforts to come try our system. They can then stand on all that diligence to the rest of the market, the rest of the community.

<<Tom Salemi, Host, DeviceTalks podcast>>

But you had raised money from great names, Bill Gates, Jerry Yang, being at Coastal. You had funding. You could have gone, I think, raised a lot more on the private side. What was it that made you decide that the public markets is where you wanted to go? Was this an investor decision, was a company decision to go public through the SPAC?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, it was very much a company decision, but our investors were incredibly supportive of it. At the end of the day, it’s not just about the capital, it’s also about the visibility. Having these conversations, being able to communicate to the world what we’re doing. And attract, we’ve already had incredible inbound interest from hospitals, surgeons that want to partner with us to help us build our technology. We’ll be hiring a few hundred people at our Waltham office over the next two years. And it’s been awesome.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

And inbound interests, we’ve hired a few dozen in, I believe, the last two months alone. So it’s, there are huge advantages to being a public company beyond the capital that comes with it.

<<Tom Salemi, Host, DeviceTalks podcast>>

Oh, it was interesting to me that you said you would be filing for regulatory approval probably in two years. But your timeline, financial timeline, had you perhaps going public to a conventional means within two years. I’ve been covering this industry for a while, and I still have in my head that you need to have revenue, you need to have a hundred million in revenue to even start talking about an IPO. Were you having conversations with investment banks as a possible IPO target in a year or two? Had you thought that far ahead on the public market part of things?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So, I’d say early conversations.

<<Tom Salemi, Host, DeviceTalks podcast>>

Yeah, for sure.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

I’d say it was sort of the plan of record. I totally agree that the convention in the med tech industry has always been to go public when you’re a commercial stage company, but it’s pretty unique to our industry, right? Pharma and biotech go significantly before approval, tech companies go significantly before approval. So we actually did a deep dive to try to understand the reasons for that. And I think that there’s really two reasons that are closely tied together.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

First is med tech companies do not typically need a few hundred million dollars in order to get commercial. Most med tech devices take $30 million and are aiming for a $300 million exit, are not trying to grow into a hundred billion dollar company. And I think that that really is the biggest piece of the reason.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

But the second piece of the reason is valuation. In that if you took one of those conventional med tech companies that has a potential $300 million exit opportunity public before they were commercial, it’d be a super micro-cap company. Wouldn’t be able to get the coverage, wouldn’t be able to get the interest and have these conversations. And it’s a tough spot to be in. Whereas we have the privilege of needing the capital, but then having that the rewards at the end, that justify all of it.

<<Tom Salemi, Host, DeviceTalks podcast>>

Interesting. And going back to the SPAC process, I kind of took you off track there. But it really sounds like it was more of a…the due diligence associated was almost more of a venture due diligence where they really kicked the tires, took them off, put them back on and kicked them again. Really thorough in bringing in people to evaluate your technology. And then when you do go public on an IPO, you usually put your executive team in place beforehand. You’re building your team out now, which I think is great, and we’ll go over that in a minute. But was it, did it feel very much like a venture sort of deal or did it feel different than that?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

The diligence that they did was, I’d say, the deepest diligence out of any round that’s happened by far. So it was, I’d say like a venture deal and then some. And that’s part of the sponsor and a SPAC house to actually put up some of their own capital as part of the deal. And that’s, they’ve really, and on top of that they care about their reputations. They brought in some really reputable surgeons and physicians. David Ho, a very prominent physician, is also on their board of directors. So it’s been, they really do care about making the right choice in the company that they’re partnering with and merging with. So the diligence process was incredibly deep.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

The other beauty of it is, unlike the regular SPAC, sorry, IPO process, there’s kind of not this issue of material, non-public information with the SPAC sponsor. They’re over the wall and they stay over the wall. So they can do all of this diligence that other investors in a conventional process would not be able to do.

<<Tom Salemi, Host, DeviceTalks podcast>>

Interesting, I hadn’t thought about that. So let us talk about your executive team. You’ve hired a new CFO, a new counsel. Tell us a bit about them. And are you still building that C-level team out?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

I think we’re, we have an amazing team today at work. We’re a growing company, we’re always building out our team. I tend to like to tell people internally, right, if you’ve ever feel like you’ve built out everything you need, then you’re probably stagnant, right? You’re probably not growing. You should be continuing to build always.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

That being said, I love our team internally, they’re amazing. Bill Kelly is our CFO. June Morris is our GC and chief legal officer. Both of them come out of amazing previous public companies in the medical devices space. Have deep experience in, frankly, these exact roles. Which is really helpful as we go through the complex regulatory environment, financial environment, deal with investors and analysts and all of that. And then the rest of our executive team, we have some amazing people who are really split between hardcore robotics experience and expertise in medical devices.

<<Tom Salemi, Host, DeviceTalks podcast>>

Mm-hmm (affirmative). What about yourself? You’re now the CEO of a publicly held company. You’ve got the massive headquarters. You’re going to hire a couple of hundred people. You, when I talked to you last you felt, I guess I assigned you more the role of technology expert, startup CEO. But when you get into the operational, the building of things, that’s when you sort of bring someone in who has quote unquote, done it before. Now, granted, this is a newish company, I don’t know if it’s been done before. But how do you sort of morph from startup CEO to operational CEO? Or do you see it that way at all?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

I’d like to think of myself still as a startup CEO and always a startup CEO. Because, again, I think it is about that growth mentality, right? You kind of, as soon as you’re a purely operational CEO, it’s probably time to step aside and let someone else run the company who’s ready to drive growth again. So I, I very much believe that that’s a key part of the mindset that enables our company to be on this incredible trajectory that we’ve been on.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

That being said, I, of course, respect and appreciate the experience that others bring, and that’s why we hired an incredible executive team. We also brought on an incredible executive chairman to our board, and have further built out our board of directors. Our exec chairman, David Styka ran, for a long time ran the entire kind of operational side of Auris Health all the way, until they were acquired by J&J for 6 billion. And he, nominally, is supposed to be spending about a day a week at our company, it’s been far more than that, especially over the last six months. So having, I guess I’m really just trying to say as much as I think that a growth mindset is awesome and key, I think surrounding yourself by amazing individuals who have done it before is also incredibly important.

<<Tom Salemi, Host, DeviceTalks podcast>>

That’s great. I’m sure every startup CEO that is listening to this will appreciate that insight. Let’s talk about the headquarters. If I Googled correctly, I believe you’ve moved into Boston Dynamics old headquarters, is that correct?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. I like to think of it as our new headquarters, but…

<<Tom Salemi, Host, DeviceTalks podcast>>

That’s a better way to look at it… Good point.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

But yes is the answer.

<<Tom Salemi, Host, DeviceTalks podcast>>

They did okay though.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

They did.

<<Tom Salemi, Host, DeviceTalks podcast>>

So yeah. No, you’re kind of at the epicenter of robotics. So what is, what will, what does it look like now? Do you still have, did they leave anything behind for you, an old sofa perhaps, or is it an empty space and you’re in the process of sort of starting from scratch? What does the facility look like now?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

They left out a facility that was built out very well for robotics. They were perfectly happy to not do additional construction to turn it back into normal office space. So we’ve been pretty lucky in that respect. This facility will hold a few hundred people, and we are likely to continue to grow in the area. That all being said, we also did a very significant build out to build out an operating room and laboratory space specifically for the medical side of what we’re doing. And we’re in the process of building out a clean room for manufacturing onsite as well. So, they left I’d say a great setup and a great shell that we have, of course, in order to be a medical robotics company, had to significantly build out our operating room is incredible.

<<Tom Salemi, Host, DeviceTalks podcast>>

Yeah. That’s great. No Atlases or spots roaming around, though? They took them out with them, right?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, I wish they would have left one or two.

<<Tom Salemi, Host, DeviceTalks podcast>>

What is your next step for you now? We talked about the regulatory approval in a couple of years from now, how do you get to that point, and where are you on the financial side of things? I imagine you’re set for a while. What is, what does that side of the business look like for you?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, so once we close the transaction, assuming no redemptions, it’ll be a ballpark of about $430 million on our balance sheet, after expenses from the transaction. That sets us up incredibly well, not just to do the final development, but also the initial commercialization. I’d say, by our financial model actually gets us all the way to cash flow positive. Although I really like to emphasize to people that that’s not always the goal. Sometimes taking additional capital in order to go faster, and really hit the gas a few years from now is sometimes the right answer. But with that caveat, we are very well setup to be able to execute. Yeah.

<<Tom Salemi, Host, DeviceTalks podcast>>

Awesome. That’s great. Well, when we concluded our podcast you invited me down to visit the headquarters once we were able to get out and about, so I’m going to hold that to you in your new headquarters as well.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Please, do I…

<<Tom Salemi, Host, DeviceTalks podcast>>

Hold you to that, I should say. I’ll hold you to that, sorry I don’t know why…

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

I would not recommend also visiting the old headquarters, an empty shell that’s available for lease, but…

<<Tom Salemi, Host, DeviceTalks podcast>>

I’m all set in that regard, but I hope we can come down and take a look around once you’re all moved in.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Come on by, we’d love to have you.

<<Tom Salemi, Host, DeviceTalks podcast>>

Thanks a lot. Adam, thanks so much for the time. And thanks for joining us on the podcast.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Always a pleasure, Tom.

<<Tom Salemi, Host, DeviceTalks podcast>>

All right. Well, this brings us to the end of another Device Talks weekly podcast…

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement and will include a definitive proxy statement to be distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, D8 Holdings will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC’s website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by D8 Holdings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.